U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Westchester Capital Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Westchester Capital Management, LLC
100 Summit Lake Drive
Valhalla, New York 10595

Telephone Number (including area code): (914) 741-5600

Name and address of agent for service of process:

Bruce Rubin
Vice President
Westchester Capital Funds
100 Summit Lake Drive
Valhalla, New York 10595

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

NOTICE

A copy of the Agreement and Declaration of Trust of Westchester Capital Funds is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Valhalla and The State of New York on the 27th day of March, 2013.

Signature:

Westchester Capital Funds
By: /s/ Roy Behren
Roy Behren Co-President and Treasurer

Attest:	/s/ Bruce Rubin

Name: Bruce Rubin
Title: Vice President